Room 4561

February 1, 2007

John T. McLaughlin
Chief Accounting Officer
US Dataworks, Inc.
5301 Hollister Road
Suite 250
Houston, Texas 77040

Re: US Dataworks, Inc.
        Form 10-KSB for the fiscal year ended March 31, 2006
        Filed June 29, 2006
        Form 10-QSB for the fiscal period ended September 30, 2006
        Filed November 14, 2006
        File No. 001-15385

Dear Mr. McLaughlin:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed on June 29, 2006

Item 6. Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies-page 6

1. We note that you have identified revenue recognition and concentrations of credit risk as your only critical accounting policies. Tell us your consideration of discussing all significant areas that have assumptions and estimates that are subject to judgment and uncertainty. For instance, it appears that you apply assumptions and estimates that are

subject to judgment when testing for goodwill impairment. If this is correct, your disclosure should clarify the type of assumptions and estimates used, how you arrive at the estimates and related assumptions, how accurate the estimates/assumptions have been in the past and whether the estimates/assumptions are reasonably likely to change in the future. We refer you to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition-page 21

2. We note from your disclosures here and your Form 8-K filed on August 30, 2005 that you entered into an integrated license, maintenance and services agreement with American Express Company. We further note from your disclosures that revenues generated from this agreement are being recognized under the percentage-of-completion contract accounting method. Please address the following comments with respect to your accounting policy for this agreement:

- Please clarify the terms of this arrangement, including (but not limited to) all elements of the arrangement, delivery terms and payment terms. Please clarify the services that you are required to perform in this arrangement and the scope of the maintenance services.

- Tell us whether this arrangement involves significant customization or modification of the software license and explain how you considered the guidance in paragraphs 63 to 71 of SOP 97-2 when determining that it is appropriate to apply contract accounting to this arrangement.

- Clarify whether the payment processing service and maintenance elements of this arrangement are in the scope of SOP 97-2. If so, explain how you have applied the guidance in paragraphs 10 and 57 of SOP 97-2 to allocate fair value to the elements in this arrangement. Additionally, clarify how you have considered the guidance in AICPA Technical Practice Aid 5100.49. If these elements are not in the scope of SOP 97-2, clarify how you have applied the guidance of EITF 00-21 to allocate the fair value in this arrangement to the elements in this arrangement.

- Clarify how you are recognizing revenue for each element in this arrangement. As part of your response, tell us why you believe that it is appropriate to measure performance using the using total contact costs, including direct material and reimbursable contract costs. Clarify how such costs accurately measure performance and explain how your accounting complies with paragraphs 82 through 84 of SOP 97-2.

- Tell us how much revenue has been recognized for this particular agreement for the year ended March 31, 2006 and the six months ended September 30, 2006. Your response should clarify the amount of revenue recognized from this agreement by category as described in your statement of operations.

3. Tell us why a copy of integrated license, maintenance and services agreement with American Express Company was not filed as an Exhibit in accordance with Item 601 of Regulation S-B when it appears to be a material agreement.

Goodwill, Page F-22

4. We note from your disclosures that you did not have an impairment of goodwill for the fiscal years ended March 31, 2006 and 2005. Please tell us how your evaluation of goodwill for impairment complied with paragraphs 19 and 20 of SFAS 142. In addition, your disclosures indicate that fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Please explain how you apply this combination to determine the fair value of your reporting unit and explain how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Address whether the application of these models had different outputs of fair value and whether any of the models indicated impairment prior to combining the results. Indicate how your determination of fair value factored in your history of operating losses and cash flow deficits from operating activities.

Note 10. Restatement of Quarterly Information-page 36

5. We note from your disclosures that you concluded that it was necessary to restate the financial results for the interim periods ended June 30, September 30, and December 31, 2005 to reflect additional non-operating gains and losses related to certain features included in debt that required derivative treatment. Tell us why you did not file an Item 4.02 Form 8-K to disclose non-reliance on previously issued interim financial statements.

Form 10-QSB for the quarterly period ended September 30, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition-page 6

6. We note your disclosure on page 18 with respect to the revenue recognized from the integrated license, maintenance and service agreement with a significant customer. Please address the following comments:

- We note that the decrease in revenue recognized is "primarily due to the significant license revenue recorded in the prior year period associated with the signing of the integrated license, maintenance and service agreement with a significant customer." Please clarify why the signing of this agreement would generate significant license revenue. Please explain how you determined that you had met all the criteria of SOP 97-2 to recognize this revenue upon signing the agreement.

- We note from your disclosures on page 18 of the filing that you expect the integrated license, maintenance and services agreement with a significant customer will generate additional annual maintenance revenues of $400,000 beginning in the latter part of fiscal 2007. Tell us what these additional maintenance fees represent and how you plan to recognized revenue for them.

- We further note from your disclosures on page 18 of the filing that you recorded service revenues in connection with an additional $1.5 million professional services agreement with American Express that was signed in September 2006. Clarify whether you are accounting for these professional service fees as an element of your August 2005 license agreement with American Express or as a separate agreement. Explain how you have applied the guidance in AICPA Technical Practice Aid 5100.39.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Chris White at (202) 551-3461 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief